Thomas Pharmaceuticals, Ltd.
750 Highway 34
Matawan, New Jersey 07747

October 25, 2007

VIA EDGAR AND FACSIMILE
Jeffrey P. Rieder, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Thomas Pharmaceuticals, Ltd.
Registration Statement on Form SB-2
SEC File No. 333-142104

Ladies and Gentlemen:

On behalf of Thomas Pharmaceuticals, Ltd. (the “Company”), the undersigned hereby respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, that the effective date of the above-captioned Registration Statement be accelerated to 2:00 p.m., New York City time, on October 26, 2007, or as soon as practicable thereafter.

The undersigned, on behalf of the Company, hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and

•
the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We ask that Barbara J. Comly (telephone 609-452-6000) be advised upon the Registration Statement becoming effective.

Respectfully submitted, Thomas Pharmaceuticals, Ltd. By: /s/ John E. Lucas John E. Lucas Chief Executive Officer

cc:           Barbara J. Comly